CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET

CHICAGO, ILLINOIS 60603

January 23, 2020

VIA EDGAR CORRESPONDENCE

Ed Bartz
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: First Trust Exchange-Traded Trust III (the “Trust”)

File Nos. 333-176976; 811-22245

Dear Mr. Bartz:

This letter responds to your comments, provided by telephone on December 5, 2019, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund III (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on October 18, 2019 (the “Registration Statement”). The Registration Statement relates to the First Trust Vivaldi Merger Arbitrage ETF (the “Fund”), a series of the Trust. Please note that the Fund had changed its name to First Trust Merger Arbitrage ETF. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Because this is a new series, please provide a new legality opinion.

Response to Comment 1

The Fund confirms that the legality opinion will be filed prior to the effectiveness of the Registration Statement.

Comment 2 – Fees and Expenses of the Fund

Please provide supplementally a completed fee table and expense example for the Fund prior to the effective date of the Registration Statement.

Response to Comment 2

Pursuant to the Staff’s request, a completed fee table and expense example for the Fund has been set forth on Exhibit A to this correspondence.

Comment 3 – General

Please advise supplementally which exemptive order the Fund is relying on and explain how the Fund’s investment strategy is consistent with that order.

Response to Comment 3

The Fund is relying on its exemptive relief (Release No. 28468 (October 27, 2008) (File No 812-13477)) that allows it to utilize an active management investment strategy.

Comment 4 – General

Please advise whether the Fund has received a 19b-4 order, and if so please provide the Staff with a copy of that order.

Response to Comment 4

The Fund has not received a 19b-4 order and intends to comply with the generic listing standards.

Comment 5 – Fees and Expenses of the Fund

Please confirm supplementally that the expenses related to the Fund’s short selling strategy will be reflected in the Fee Table.

Response to Comment 5

The Fund confirms that the expenses related to the Fund’s short selling strategy will be reflected in the Fee Table.

Comment 6 – Principal Risks

The Staff notes that the Principal Risks are listed in alphabetical order and asks the Fund to please revise the order in which risks are disclosed to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield and total return in accordance with the Staff’s guidance in ADI 2019-08 – Improving Principal Risks Disclosure.

Response to Comment 6

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 7 – Principal Risks

The Staff notes the disclosure included in the “Portfolio Turnover Risk” and asks the Fund to please disclose the active and frequent trading strategy in the sections entitled “Principal Investment Strategies” and “Additional Information on the Fund’s Investment Objective and Strategies.”

Response to Comment 7

Pursuant to the Staff’s request, the following disclosure has been added to the sections entitled “Principal Investment Strategies” and “Additional Information on the Fund’s Investment Objective and Strategies”:

The Fund’s investment strategy may include active and frequent trading.

Comment 8 – Performance

Please advise supplementally what broad measure of market performance the Fund intends to use.

Response to Comment 8

The Fund intends to use the HFRX Merger Arbitrage Index and the Bloomberg Barclays Aggregate Bond Index for performance comparison purposes.

Comment 9 – Additional Information on the Fund’s Investment Objective and Strategies

Please provide a more detailed discussion of the Fund’s principal investment strategies and the particular type of securities in which the Fund will principally invest as required by Item 9(b)(1).

Response to Comment 9

The Fund respectfully declines to revise the disclosure as it believes its current disclosure is compliant with the requirements of Form N-1A.

Comment 10 – Fund Investments

Please provide a maturity policy or disclose the fact that there is no specific maturity policy in the paragraph entitled “Debt Securities.”

Response to Comment 10

Pursuant to the Staff’s request, disclosure has been added to the paragraph entitled “Debt Securities” stating that the Fund has no specific maturity policy.

Comment 11 – Additional Risks of Investing in the Fund

Please remove the word “Additional” from the heading for the section entitled “Additional Risks of Investing in the Fund.”

Response to Comment 11

Pursuant to the Staff’s request, the prospectus has been revised accordingly.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By /s/ Morrison C. Warren

Morrison C. Warren

Exhibit A

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	1.25%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.69%
Total Annual Fund Operating Expenses	1.94%

(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year. The Fund is subject to interest expense and dividend expense on investments sold short.

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.

The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$197	$609